SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                   FORM 15

 Certificate of Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13 or 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number 33-14801

                                 NYCOR, INC.
            (Exact name of registrant as specified in its charter)

                               287 Childs Road
                       Basking Ridge, New Jersey 07920
                                (201) 953-8200
         (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

                $1.70 Convertible Exchangeable Preferred Stock
           (Title of each class of securities covered by this Form)

                   Common Stock, $1.00 par value per share
                   Class A Stock, $1.00 par value per share
                 8.50 % Convertible Subordinated Debentures Due 2012 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(i)   [ ]
          Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(1)(ii)  [ ]
          Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(i)   [ ]
          Rule 12g-4(a)(2)(ii) [ ]      Rule 12h-3(b)(2)(ii)  [ ]
                                        Rule 15d-6            [ ]

     Approximate number of holders of record as of the certificate or notice
date:   0

     Pursuant to the requirements of the Securities Exchange Act of 1934, NYCOR, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

                                        NYCOR, INC.

Date:     March 15, 1996                By:  /s/ KENT E. HANSEN
                                             -------------------------
                                             Kent E. Hansen, Vice President
                                             Finance and General Counsel